                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                Amendment No. 2
                                      to
                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*

                       Crown Castle International Corp.
                       --------------------------------
                               (Name of Issuer)

                    Common Stock, Par Value $0.01 Per Share
                    ---------------------------------------
                        (Title of Class of Securities)

                                   228227104
                       --------------------------------
                                (CUSIP Number)

                               David V. Smalley
                             Debevoise & Plimpton
                        International Financial Centre
                               Old Broad Street
                                London EC2N 1HQ
                                United Kingdom
                            (011)(44)(171) 786-9000
                            -----------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                        November 18 - December 13, 1999
         ------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(3), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S) 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      (Continued on the following pages)

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Candover Investments plc
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      N.A.
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      England
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                             6,515,545
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                    0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                            6,515,545
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                 0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      76,716,085 (Includes all Shares beneficially owned by persons reporting on the Original Schedule 13D)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                          [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                  52.54%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IV
------------------------------------------------------------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Candover (Trustees) Limited
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      N.A.
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
     England
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                             119,729
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                    0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                         119,729
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      76,716,085 (Includes all Shares beneficially owned by persons reporting on the Original Schedule 13D)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                          [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                  52.54%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IV
------------------------------------------------------------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Candover Partners Limited (as general partner of the Candover 1994 UK Limited Partnership, the Candover 1994 UK No. 2 Limited Partnership, the Candover 1994 US No. 1 Limited Partnership and the Candover 1994 US No. 2 Limited Partnership)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      N.A.
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      England
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                             5,056,394
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                    0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                         5,056,394
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                 0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      76,716,085 (Includes all Shares beneficially owned by persons reporting on the Original Schedule 13D)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                          [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                  52.54%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IV
------------------------------------------------------------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Candover Services Limited
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      N.A.
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      England
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                             5,056,394
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                    0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                         5,056,394
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                 0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      76,716,085 (Includes all Sharees beneficially owned by persons reporting on the Original Schedule 13D)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                           [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                 52.54%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IV
------------------------------------------------------------------------------

                 Amendment No. 2 to a Statement on Schedule 13D

          This Amendment No. 2 amends the Statement on Schedule 13D relating to the common stock, par value $.01 per share (the "Shares"), of Crown Castle
                                                 ------
International Corp., a Delaware corporation (the "Company") filed with the
                                                  -------
Securities and Exchange Commission (the "Commission") on September 1, 1998 (the
                                         ----------
"Original Schedule 13D"), as previously amended by Amendment No. 1 to Schedule
 ---------------------
13D, filed with the Commission on November 9, 1999. This Statement is being filed on behalf of the reporting persons (each a "Candover Reporting Person,"
                                                  -------------------------
and collectively the "Candover Reporting Persons") identified on the cover pages
                      --------------------------
of this Amendment No. 2. Information in respect of each Candover Reporting Person is given solely by such Candover Reporting Person and no Candover Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Candover Reporting Person.

Item 1.   Security and Issuer.

This Item is not amended.

Item 2.   Identity and Background.

This Item is not amended.

Item 3.   Source and Amount of Funds or Other Consideration.

This Item is supplemented as follows:

          Over the period from November 18, 1999 to December 13, 1999, the Candover Reporting Persons sold 2,437,755 Shares in the aggregate pursuant to Rule 144 under the Securities Act of 1933, as amended. The number of Shares sold on behalf of each Candover Reporting Person is set forth in the following table:

          Seller                                     Number of Shares Sold
          ------                                     ---------------------

          Candover Investments plc                           501,203
          ("Candover Investments")
            --------------------

          Candover Partners Limited                          989,972
          ("Candover Partners")
            -----------------
          (as general partner of the
          Candover 1994 UK Limited
          Partnership)

          Candover Partners                                  268,153
          (as general partner of the
          Candover 1994 UK No.2
          Limited Partnership)

          Candover Partners                                   48,024
          (as general partner of the
          Candover 1994 US No.1
          Limited Partnership)

          Candover Partners                                  585,549
          (as general partner of the
          Candover 1994 US No.2
          Limited Partnership)

          Candover (Trustees) Limited                         44,854
          ("Candover Trustees")
            -----------------

          More detailed information relating to such sales, including the average daily sale price and the number of Shares sold on a daily basis, is attached as Schedule A hereto, which schedule is hereby incorporated into this
Item 3 by reference in its entirety.

          Form 144 notices relating to such sales were filed with the Commission on November 18, 1999 and December 3, 1999. See Exhibits 1 through 12 hereto. Sales were made on Nasdaq through Lehman Brothers, Inc. ("Lehman Brothers"), a
                                                          ---------------
registered broker under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Sales made in November were reported on a Form 4, filed with
-------------
the Commission on December 8, 1999. See Exhibit 13 hereto. Sales made in December will be reported on a Form 4.

Item 4.   Purpose of Transaction.

This Item is supplemented as follows:

          The purposes of the sales by the Candover Reporting Persons described in Item 3 above were to diversify the equity holdings of the Candover
Reporting Persons and to realize part of the value of the investment in the Shares for the benefit of the investors in the partnerships on whose behalf Candover Partners made sales.

          Additional sales may be made in the future for such purposes or for other purposes. Although each of the Candover Reporting Persons believes that the Shares that it beneficially owns are an attractive investment, each of the Candover Reporting Persons on an individual basis continues to monitor and evaluate its investment in the Company in light of pertinent factors, including without limitation the following: (i) the Company's business, operations,
                                   -
assets, financial condition and prospects; (ii) market, general economic and
                                            --
other conditions; and (iii) other investment opportunities available to one or
                       ---
more of the Candover Reporting Persons. Candover Partners also monitors and evaluates the Shares it holds in light of its obligations as the general partner of the Candover 1994 UK Limited Partnership, the Candover 1994 UK No.2 Limited Partnership, the Candover 1994 US No.1 Limited Partnership and the Candover 1994 US No.2 Limited Partnership (collectively the "Candover Partnerships").
                                               ---------------------
Candover Trustees also monitors and evaluates the Shares it holds in light of its obligations as the trustee of the Candover Staff Co-Investment Scheme.

          In light of the foregoing factors, and the plans and requirements of the Candover Reporting Persons from time to time, some or all of the Candover Reporting Persons may decide to: (i) dispose of some or all of the securities of
                                  -
the Company which they beneficially own; or (ii) acquire additional securities
                                             --
of the Company. The Candover Reporting Persons reserve the right, either individually or in any combination among themselves or together with one or more stockholders of the Company, to decide in the future to take or cause to be taken one or more of the foregoing actions. There can be no assurance that any of the foregoing transactions will occur or as to the timing of any such transactions.

          Except as set forth above, none of the Candover Reporting Persons has plans or proposals with respect to any of the matters set forth in paragraphs
(a) through (j) of Item 4 of Schedule 13D.

          The Candover Reporting Persons disclaim that they are part of a group (as such term is set forth in Rule 13(d) under the Exchange Act). Additionally, each Candover Reporting Person disclaims beneficial ownership of all Shares which are not directly owned of record by such Candover Reporting Person.

Item 5.   Interest in Securities of the Issuer.

This Item is supplemented and amended as follows:

          In accordance with Rule 13d-5(b)(1) under the Exchange Act and by virtue of the Stockholders Agreement discussed in Item 6 of the Original
Schedule 13D (subject to the disclaimer in Item 4 of the Original Schedule 13D, Amendment No.1 thereto and this Amendment No.2), each of the Candover Reporting Persons may be deemed to own 76,716,085 Shares, which constitute approximately 52.54% of the 146,018,405 Shares deemed outstanding as of December 16, 1999. The amount deemed owned constitutes the number of Shares in which the reporting persons that filed the Original Schedule 13D are interested or deemed interested.

          The information contained in Item 3 of this Amendment No.2 is hereby incorporated into this Item 5 by reference in its entirety.

Candover Investments plc
------------------------

          Candover Investments has sole voting power with respect to 6,515,545 Shares and has sole dispositive power with respect to 6,515,545 Shares. Candover Investments is the direct beneficial owner of 1,339,422 Shares over which it has sole voting and dispositive power. By virtue of the relationships reported under
Item 2 of the Original Schedule 13D, as amended by Amendment No.1 thereto, Candover Investments may be deemed to have indirect beneficial ownership of the Shares beneficially owned by Candover Trustees and Candover Partners.

Candover (Trustees) Limited
---------------------------

          Candover Trustees has sole voting power with respect to 119,729 Shares and has sole dispositive power with respect to 119,729 Shares. Candover Trustees is the direct beneficial owner of 119,729 Shares over which it has sole voting and dispositive power.

Candover Partners Limited (as general partner of the Candover 1994 UK Limited
-----------------------------------------------------------------------------
Partnership, the Candover 1994 UK No.2 Limited Partnership, the Candover 1994 US
--------------------------------------------------------------------------------
No.1 Limited Partnership and the Candover 1994 US No.2 Limited Partnership).
---------------------------------------------------------------------------

          Candover Partners has sole voting power with respect to 5,056,394 Shares and has sole dispositive power with respect to 5,056,394 Shares. Candover Partners is the direct beneficial owner of 5,056,394 Shares over which it has sole voting and dispositive power.

Candover Services Limited
-------------------------

          Candover Services has sole voting power with respect to 5,056,394 Shares and has sole dispositive power with respect to 5,056,394 Shares. By virtue of the relationships reported under Item 2 of the Original Schedule 13D, as amended by Amendment No. 1 thereto, Candover Services may be deemed to have indirect beneficial ownership of the Shares beneficially owned by Candover Partners.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

This Item is not amended.

Item 7.   Material to Be Filed as Exhibits.

Exhibit 1 Form 144 filed with the Commission on November 18, 1999 by Candover Partners as general partner of the Candover 1994 UK Limited Partnership.

Exhibit 2 Form 144 filed with the Commission on November 18, 1999 by Candover Partners as general partner of the Candover 1994 UK No.2 Limited Partnership.

Exhibit 3 Form 144 filed with the Commission on November 18, 1999 by Candover Partners as general partner of the Candover 1994 US No.1 Limited Partnership.

Exhibit 4 Form 144 filed with the Commission on November 18, 1999 by Candover Partners as general partner of the Candover 1994 US No.2 Limited Partnership.

Exhibit 5 Form 144 filed with the Commission on November 18, 1999 by Candover Trustees.

Exhibit 6 Form 144 filed with the Commission on November 18, 1999 by Candover Investments.

Exhibit 7 Form 144 filed with the Commission on December 3, 1999 by Candover Partners as general partner of the Candover 1994 UK Limited Partnership.

Exhibit 8 Form 144 filed with the Commission on December 3, 1999 by Candover Partners as general partner of the Candover 1994 UK No.2 Limited Partnership.

Exhibit 9 Form 144 filed with the Commission on December 3, 1999 by Candover Partners as general partner of the Candover 1994 US No.1 Limited Partnership.

Exhibit 10 Form 144 filed with the Commission on December 3, 1999 by Candover Partners as general partner of the Candover 1994 US No.2 Limited Partnership.

Exhibit 11 Form 144 filed with the Commission on December 3, 1999 by Candover Trustees.

Exhibit 12 Form 144 filed with the Commission on December 3, 1999 by Candover Investments.

Exhibit 13 Form 4 filed with the Commission on December 8, 1999 by Candover Investments, Candover Partners, Candover Partners as general partner of the Candover Partnerships, Candover Trustees and Candover Services.

Exhibit 14 Joint Filing Agreement, dated December 21, 1999, among Candover Investments plc, Candover (Trustees) Limited, Candover Partners Limited and Candover Services Limited.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 21, 1999

                           CANDOVER INVESTMENTS PLC

                           By:  /s/ P.R. Neal
                              ----------------------------------
                              Name: P.R. Neal
                              Title: Company Secretary

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 21, 1999

                                       CANDOVER (TRUSTEES) LIMITED

                                       By: /s/ P.R. Neal
                                          ----------------------------
                                          Name:  P.R. Neal
                                          Title: Company Secretary

                                   SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: December 21, 1999


                                  CANDOVER PARTNERS LIMITED
                                  (as general partner of the Candover 1994 UK
                                  Limited Partnership, the Candover 1994 UK
                                  No. 2 Limited Partnership, the Candover 1994
                                  US No. 1 Limited Partnership and the Candover 1994 US No. 2 Limited Partnership)

                                  By: /s/ P.R. Neal
                                     -----------------------------------
                                     Name:  P.R. Neal
                                     Title: Company Secretary

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: December 21, 1999


                                            CANDOVER SERVICES LIMITED

                                            By:/s/ P.R. Neal
                                               ---------------------------------
                                               Name: P.R. Neal
                                               Ttile: Company Secretary

CCIC Sale Programme - 1999(2)
-----------------------------


----------------------------------------------------------------------------------------------------------------------------
                                    Candover Investments plc                             Candover Trustees Ltd
                                    ------------------------                             ---------------------
     Date      Sale       No. of                                               No. of
               price      Shares       Gross          SEC           Net        Shares       Gross         SEC         Net
             per share     Sold      Proceeds         Fee         Amount         Sold      Proceeds       Fee        Amount
                US$                     US$           US$           US$                      US$          US$         US$
----------------------------------------------------------------------------------------------------------------------------
 18/11/99     19.6414      39,064    767,271.65   -  25.58       767,246.07     3,496     68,666.33      - 2.29    68,664.04
 19/11/99     20.6250     102,800  2,120,250.00   -  70.68     2,120,179.32     9,200    189,750.00      - 6.33   189,743.67
 23/11/99     19.2500     168,875  3,250,843.75   - 108.36     3,250,735.39    15,113    290,925.25      - 9.70   290,915.55




 shrs in sale program     310,739                                              27,809
                        ---------                                             -------
 shrs left to go        -       0                                                   0
                        ---------                                             -------

                        ----------------------------------------------------------------------------------------------------
 Sales :-                 310,739  6,138,365.40   - 204.62     6,138,160.78    27,809    549,341.58      -18.32   549,323.26

============================================================================================================================
 Original Holding       2,329,318                                             208,317
 Previous Sales        -  488,693  8,978,035.67   - 299.28     8,977,736.39   -43,734    803,460.51      -26.78   803,433.73
                       =====================================================================================================
 Holding ('18/11/99)    1,840,625                                             164,583
                       =====================================================================================================
Total Sales               799,432                             15,115,897.17    71,543                           1,352,756.99

No. of shares held     -----------------------------------------------------------------------------------------------------
after sales :-          1,529,886                                             136,774
============================================================================================================================
------------------------------------------------------------------------------------------------------------------------------------

                                         1994 UK L.P.                                     1994 UK. No. 2 L.P.
                                         ------------                                     -------------------


     Date      Sale       No. of                                             No. of
               price      Shares      Gross         SEC         Net          Shares        Gross              SEC          Net
             per share     Sold      Proceeds       Fee        Amount         Sold        Proceeds            Fee         Amount
                US$                     US$         US$         US$                         US$               US$          US$
-----------------------------------------------------------------------------------------------------------------------------------
 18/11/99   19.6414        77,159  1,515,510.78  -  50.52  1,515,460.26      20,900       410,505.26      -  13.68       410,491.58
 19/11/99   20.6250       203,050  4,187,906.25  - 139.91  4,187,766.34      55,000     1,134,375.00      -  37.81     1,134,337.19
 23/11/99   19.2500       333,560  6,421,030.00  - 214.03  6,420,815.97      90,351     1,739,256.75      -  57.98     1,739,198.77




 shrs in sale program     613,769                                           166,251
                        ---------                                         ---------
 shrs left to go                0                                                 0
                        ---------                                         ---------

                        -----------------------------------------------------------------------------------------------------------
 Sales :--                613,769 12,124,447.03  - 404.46 12,124,042.57     166,251     2,873,631.75     - 109.47      3,284,027.54
===================================================================================================================================

 Original Holding       4,600,805                                         1,246,810
 Previous Sales         - 965,259 17,733,279.25  - 591.10 17,732,688.15  -  261,459     4,803,400.58     - 160.13      4,803,240.45
                        ===========================================================================================================
 Holding ('18/11/99)    3,635,546                                           985,351
                        -----------------------------------------------------------------------------------------------------------
Total Sales             1,579,028                         29,856,730.72     427,710                                   8,087,267.99


No. of shares held      -----------------------------------------------------------------------------------------------------------
After sales :-          3,021,777                                           819,100
===================================================================================================================================

-----------------------------------------------------------------------------------------------------------------------------------

Note - Broker's commission of US$ 0.0625 is taken from the spread. 'ie.- the price quoted is after taking out commission.

--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
                1994 US. No. 1 L.P.                           1994 US. No. 2 L.P.
                ------------------                            -------------------
     Date      Sale      No. of                                          No. of
               price     Shares       Gross       SEC        Net         Shares        Gross        SEC          Net
             per share    Sold       Proceeds     Fee       Amount        Sold        Proceeds      Fee         Amount
                US$                    US$        US$        US$                        US$         US$          US$
--------------------------------------------------------------------------------------------------------------------------
 18/11/99   19.6414       3,743    73,517.76   - 2.45     73,515.31      45,638      896,394.21   - 29.88       896,364.33
 19/11/99   20.6250       9,850   203,156.25   - 6.77    203,149.48     120,100    2,477,062.50   - 82.57     2,476,979.93
 23/11/99   19.2500      16,181   311,484.25   -10.38    311,473.87     197,294    3,797,909.50   -126.60     3,797,782.90



 shrs in sale program    29,774                                         363,032
                        ----------                                    ------------
 shrs left to go              0                                               0
                        ----------                                    ------------

                        --------------------------------------------------------------------------------------------------
 Sales :--               29,774   588,158.26   -19.60    588,138.66     363,032    7,171,366.21   -239.05     7,171,127.16
==========================================================================================================================

 Original Holding       223,305                                       2,721,645
 Previous Sales         -46,824   860,228.72   -28.66    860,200.06    -570,931   10,488,873.29   -349.64    10,488,523.65
                        ==================================================================================================
 Holding ('18/11/99)    176,481                                       2,150,714
                        --------------------------------------------------------------------------------------------------
Total Sales              76,598                        1,448,338.72     933,963                              17,659,650.81

No. of shares held      --------------------------------------------------------------------------------------------------
After sales :-          146,707                                       1,787,682
==========================================================================================================================

--------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------
                                   TOTALS
                                   ------
     Date      Sale      No. of
               price     Shares         Gross           SEC          Net
             per share    Sold        Proceeds          Fee        Amount
                US$                      US$            US$          US$
------------------------------------------------------------------------------------------
 18/11/99   19.6414       190,000    4,455,735.74   -  124.40    4,455,611.34
 19/11/99   20.6250       500,000   10,917,381.75   -  344.07   10,917,037.68
 23/11/99   19.2500       821,374   15,811,449.50   -  527.05   15,810,922.45
                                -               -           -               -
                                -               -           -               -
                                -               -           -               -
                                -               -           -               -
                                -               -           -               -
                                -               -           -               -
                                -               -           -               -
                                -               -           -               -
                                -               -           -               -
                                -               -           -               -
                                -               -           -               -



shrs in sale program      1,511,375
                         -------------
shrs left to go                   1
                         -------------

                        --------------------------------------------------------------------
Sales :--                 1,511,374   31,184,566.99    -995.52    31,183,571.47
============================================================================================

 Original Holding        11,330,200
 Previous Sales          -2,376,900   43,667,278.02   -1,455.59   43,665,822.43
                        ====================================================================
 Holding ('18/11/99)      8,953,300
                        --------------------------------------------------------------------
Total Sales               3,888,274                               74,849,393.90

No. of shares held      --------------------------------------------------------------------
After sales :-            7,441,926
============================================================================================

--------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

CCIC Sale Programme - 1999(3)
-----------------------------


------------------------------------------------------------------------------------------------------------------------------------
                                  Candover Investments plc                                    Candover Trustees Ltd
                                  ------------------------                                    ---------------------
   Date       Sale      No. of                                                      No. of
              price     Shares         Gross          SEC          Net              Shares        Gross         SEC         Net
            per share    Sold         Proceeds        Fee         Amount             Sold        Proceeds       Fee       Amount
               US$                      US$           US$          US$                             US$          US$         US$
------------------------------------------------------------------------------------------------------------------------------------
 06/12/99     22.1573      29,812       660,553.43  -  22.02        660,531.41          2,668      59,115.68   - 1.97     59,113.71
 07/12/99     22.1269      33,924       750,632.96  -  25.02        750,607.94          3,036      67,177.27   - 2.24     67,175.03
 08/12/99     22.0199      22,616       498,002.06  -  16.60        497,985.46          2,024      44,568.28   - 1.49     44,566.79
 09/12/99     22.3559      55,512     1,241,020.72  -  41.37      1,240,979.35          4,968     111,064.11   - 3.70    111,060.41
 10/12/99     22.9563      41,120       943,963.06  -  31.47        943,931.59          3,680      84,479.18   - 2.82     84,476.36
 13/12/99     23.3172       7,480       174,412.66  -   5.81        174,406.85            669      15,599.21   - 0.52     15,598.69


 shrs in sale program     190,464                                                      17,045
                      ------------                                             ---------------
 shrs left to go      -         0                                                           0
                      ------------                                             ---------------

                      --------------------------------------------------------------------------------------------------------------
  Sales :-                190,464     4,268,584.87   -142.29      4,268,442.58         17,045     382,003.72   -12.74    381,990.98
====================================================================================================================================

 Original Holding       2,329,318                                                     208,317
 Previous Sales       -   799,432    15,116,401.07   -503.90     15,115,897.17      -  71,543   1,352,802.09   -45.10  1,352,756.99
                      ==============================================================================================================
 Holding ('06/12/99)    1,529,886                                                     136,774
                      --------------------------------------------------------------------------------------------------------------
Total Sales               989,896                                19,384,339.75         88,588                          1,734,747.97


No. of shares held    --------------------------------------------------------------------------------------------------------------
after sales :-          1,339,422                                                     119,729
====================================================================================================================================
                               1994 UK L.P.                                                           1994 UK. No. 2 L.P.
                              -------------                                                          --------------------
               Sales      No. of                                                  No. of
   Date        price      Shares            Gross          SEC          Net       Shares          Gross          SEC       Net
              per share    Sold            Proceeds        Fee         Amount       Sold         Proceeds        Fee      Amount
                US$                          US$           US$          US$                        US$           US$        US$
----------------------------------------------------------------------------------------------------------------------------------
 06/12/99     22.1573       58,884    1,304,710.45   -   43.49    1,304,666.96     15,950       353,408.94   -   11.78    353,397.16
 07/12/99     22.1259       67,007    1,482,657.19   -   49.42    1,482,607.77     18,150       401,603.24   -   13.39    401,589.85
 08/12/99     22.0199       44,671      983,650.95   -   32.79      983,618.16     12,100       266,440.79   -    8.88    266,431.91
 09/12/99     22.3559      109,647    2,451,257.37   -   81.71    2,451,175.66     29,700       663,970.23   -   22.13    663,948.10
 10/12/99     22.9563       81,220    1,864,510.69   -   62.15    1,864,448.54     22,000       505,038.60   -   16.83    505,021.77
 13/12/99     23.3172       14,774      344,488.31   -   11.48      344,476.83      4,002        93,315.43   -    3.11     93,312.32


 shrs in sale program      376,203                                                101,902
                           -------                                                -------
 shrs left to go                 0                                                      0
                           -------                                                -------

  Sales :-                 376,203    8,431,274.96   -  281.04    8,430,993.92    101,902     1,930,368.29   -   76.12  2,283,701.10
                        ============================================================================================================
 Original Holding         4,600,805                                             1,246,810
 Previous Sales         - 1,579,028  29,857,726.28   -  995.56   29,856,730.72 -  427,710     6,953,162.59   -  269.60  6,952,892.99
                        ============================================================================================================
 Holding ('06/12/99)      3,021,777                                               819,100
                        ------------------------------------------------------------------------------------------------------------
Total Sales               1,955,231                              38,287,724.64    529,612                               9,236,594.09

No. of shares held      ------------------------------------------------------------------------------------------------------------
after sales :             2,645,574                                               717,198
====================================================================================================================================

------------------------------------------------------------------------------------------------------------------------------------

Note - Broker's commission of US$ 0.0625 is taken from the spread. 'ie.- the price quoted is after taking out commission.

                                     1994 US. No.1 L.P.
                                     ------------------
   Date       Sale                  No. of
              price                 Shares           Gross         SEC             Net
            per share                Sold          Proceeds        Fee            Amount
               US$                                    US$          US$             US$
-------------------------------------------------------------------------------------------
 06/12/99     22.1573                2,857           63,303.41    - 2.11          63,301.30
 07/12/99     22.1269                3,250           71,912.43    - 2.40          71,910.03
 08/12/99     22.0199                2,167           47,717.12    - 1.59          47,715.53
 09/12/99     22.3559                5,319          118,911.03    - 3.96         118,907.07
 10/12/99     22.9563                3,940           90,447.82    - 3.01          90,444.81
 13/12/99     23.3172                  717           16,718.43    - 0.56          16,717.87

 shrs in sale program               18,250
                                ----------
 shrs left to go                         0
                                ----------

                      ---------------------------------------------------------------------
  Sales :-                          18,250          409,010.24    -13.63         408,996.61
===========================================================================================

 Original Holding                  223,305
 Previous Sales                  -  76,598        1,448,386.98    -48.26       1,448,338.72
                      =====================================================================
 Holding ('06/12/99)               146,707
                      ---------------------------------------------------------------------
Total Sales                         94,848                                     1,857,335.33

No. of shares held    ---------------------------------------------------------------------
after sales :-                    128,457
===========================================================================================


-------------------------------------------------------------------------------------------
                               1994 US. No.2 L.P.
                               ------------------
   Date       Sale            No. of
              price           Shares           Gross              SEC              Net
            per share          Sold           Proceeds            Fee            Amount
               US$                              US$               US$              US$
-------------------------------------------------------------------------------------------
 06/12/99     22.1573         34,829         771,716.60     -    25.72          771,690.88
 07/12/99     22.1269         39,633         876,955.43     -    30.45          876,924.98
 08/12/99     22.0199         26,422         581,809.80     -    19.39          581,790.41
 09/12/99     22.3559         64,854       1,449,869.54     -    48.33        1,449,821.21
 10/12/99     22.9563         48,040       1,102,820.65     -    36.76        1,102,783.89
 13/12/99     23.3172          8,739         203,769.01     -     6.79          203,762.22


 shrs in sale program        222,517
                      ---------------
 shrs left to go      -            0
                      ---------------

                      =====================================================================
  Sales :-                   222,517       4,986,941.03     -   167.44        4,986,773.59
===========================================================================================

 Original Holding          2,721,645
 Previous Sales           -  933,963      17,660,239.50     -   588.69       17,659,650.81
                      =====================================================================
 Holding ('06/12/99)       1,787,682
                      ---------------------------------------------------------------------
Total Sales                1,156,480                                         22,646,424.40

No. of shares held    ---------------------------------------------------------------------
after sales :-             1,565,165
===========================================================================================

--------------------------------------------------------------------------------

                                     TOTALS
                                     ------
         No. of
         Shares             Gross              SEC              Net
          Sold            Proceeds             Fee            Amount
                             US$               US$              US$
--------------------------------------------------------------------------------
         145,000        3,261,002.80     -   107.09        3,260,895.71
         165,000        3,515,776.06     -   122.92        3,515,653.14
         110,000        2,422,189.00     -    80.74        2,422,108.26
         270,000        6,036,093.00     -   201.20        6,035,891.80
         200,000        4,591,260.00     -   153.04        4,591,106.96
          36,381          848,303.05     -    28.27          848,274.78
           -                  -              -                  -
           -                  -              -                  -
           -                  -              -                  -
           -                  -              -                  -

         926,381
-----------------
               0
-----------------

--------------------------------------------------------------------------------
         926,381       20,674,623.91     -   693.26       20,673,930.65
================================================================================

      11,330,200
    -  3,888,274       74,127,975.27      -2,451.11       74,125,524.16
================================================================================
       7,441,926
--------------------------------------------------------------------------------
       4,814,655                                          94,799,454.81

--------------------------------------------------------------------------------
       6,515,545
================================================================================

                 Average price per share = US$                    19.69
                 -----------------------------

--------------------------------------------------------------------------------

                                 EXHIBIT INDEX
                                 -------------

Exhibit No.                       Description
-----------                       -----------

     1 Form 144 filed with the Commission on November 18, 1999 by Candover Partners as general partner of the Candover 1994 UK Limited Partnership is incorporated herein by reference.

     2 Form 144 filed with the Commission on November 18, 1999 by Candover Partners as general partner of the Candover 1994 UK No.2 Limited Partnership is incorporated herein by reference.

     3 Form 144 filed with the Commission on November 18, 1999 by Candover Partners as general partner of the Candover 1994 US No.1 Limited Partnership is incorporated herein by reference.

     4 Form 144 filed with the Commission on November 18, 1999 by Candover Partners as general partner of the Candover 1994 US No.2 Limited Partnership is incorporated herein by reference.

     5 Form 144 filed with the Commission on November 18, 1999 by Candover Trustees is incorporated herein by reference.

     6 Form 144 filed with the Commission on November 18, 1999 by Candover Investments is incorporated herein by reference.

     7 Form 144 filed with the Commission on December 3, 1999 by Candover Partners as general partner of the Candover 1994 UK Limited Partnership is incorporated herein by reference.

     8 Form 144 filed with the Commission on December 3, 1999 by Candover Partners as general partner of the Candover 1994 UK No.2 Limited Partnership is incorporated herein by reference.

     9 Form 144 filed with the Commission on December 3, 1999 by Candover Partners as general partner of the Candover 1994 US No.1 Limited Partnership is incorporated herein by reference.

     10 Form 144 filed with the Commission on December 3, 1999 by Candover Partners as general partner of the Candover 1994 US No.2 Limited Partnership is incorporated herein by reference.

     11 Form 144 filed with the Commission on December 3, 1999 by Candover Trustees is incorporated herein by reference.

     12 Form 144 filed with the Commission on December 3, 1999 by Candover Investments is incorporated herein by reference.

     13 Form 4 filed with the Commission on December 8, 1999 by Candover Investments, Candover Partners, Candover Partners as general partner of the Candover Partnerships, Candover Trustees and Candover Services is incorporated herein by reference.

     14 Joint Filing Agreement, dated December 21, 1999, among Candover Investments plc, Candover (Trustees) Limited, Candover Partners Limited and Candover Services Limited.